11.1 STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

     Basic earnings per share has been calculated as net earnings divided by weighted-average common shares outstanding, while diluted earnings per share has been computed as net earnings divided by weighted average common and diluted shares outstanding. For the three and six months ended June 30, 1998, all common equivalents of 781,000 and 857,000, respectively, were anti-dilutive and therefore not included in the calculation of diluted earnings per share. For the three and six months ended June 30, 1997, the Company's diluted shares outstanding were 187,000 and 133,000, respectively, to arrive at total common and dilutive shares outstanding of 10,187,000 and 10,133,000, respectively. Shares outstanding are computed using the weighted-average number of shares of common and common equivalent shares, which consist of stock options, for each period.


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